EXHIBIT 99.1

Brookfield Asset Management Announces Results of Conversion of Its Series 30 Preferred Shares

BROOKFIELD, NEWS, Dec. 19, 2017 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX:BAM.A) (NYSE:BAM) (Euronext:BAMA) today announced that after having taken into account all election notices received by the December 18, 2017 deadline for the conversion of the Cumulative Class A Preference Shares, Series 30 (the “Series 30 Shares”) (TSX:BAM.PR.Z) into Cumulative Class A Preference Shares, Series 31 (the “Series 31 Shares”), the holders of Series 30 Shares are not entitled to convert their Series 30 Shares into Series 31 Shares. There were 119,204 Series 30 Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 31 Shares.

Brookfield Asset Management

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$265 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com